UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

      Date of Report (Date of earliest event reported): September 30, 2005


                            MERRILL LYNCH CANADA INC.
                               [Initial Depositor]
                 (Translation of registrant's name into English)


                          CP HOLDRS(SM) Deposit Facility
                      [Issuer with respect to the receipts]

                                    001-16683
                            [Commission File Number]

                              BCE Place, Suite 400
                                 181 Bay Street
                             Toronto, Ontario M5J2V8
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F_____    Form 40-F______

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______



         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No  X
                     ------                   ----

                                    EXHIBITS


Exhibit 1 Prospectus Supplement Filed Pursuant to Rule No. 424(b)(3) for the Quarter Ended September 30, 2005.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MERRILL LYNCH CANADA INC.

Date:  November 9, 2005

                                      By:
                                         /s/ Lynn K. Patterson
                                         ---------------------------------
                                         Name:  Lynn K. Patterson
                                         Title: Managing Director